QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

National Mentor Holdings, Inc.
Computation of earnings to fixed charges
Amounts in thousands, except ratio of earnings to fixed charges

	Predecessor(1)						Pro forma
						Successor
					Period from October 1 through June 29,		Period from October 1 through September 30,
	Year Ended September 30,					Period from June 30 through September 30,
	2002	2003	2004	2005	2006	2006	2006
Earnings:
Income (loss) before provision (benefit) for income taxes	1,816	10,404	18,606	24,268	(43,133)	(5,886)	(16,873)
Fixed Charges	8,668	17,624	29,353	32,836	54,743	14,077	55,621

Income before provision (benefit) for income taxes and fixed charges	10,484	28,028	47,959	57,104	11,610	8,191	38,748
Fixed charges:
Interest expense(2)	8,668	17,624	29,353	32,836	54,743	14,077	55,621
Ratio of earnings to fixed charges	1.2	1.6	1.6	1.7	(3)	(3)	(3)

(1)
On June 29, 2006, the Company changed ownership.

(2)
Interest expense includes amortization of debt issuance costs and the estimated portion of operating lease expense determined by management to represent the interest component of rent expense.

(3)
For the period from October 1, 2005 through June 29, 2006, the period from June 30, 2006 through September 30, 2006 and the pro forma period from October 1, 2005 through September 30, 2006, earnings were insufficient to cover fixed charges by $43.1 million, $5.9 million and $16.9 million, respectively.

QuickLinks

  Exhibit 12.1